TAHRA T. WRIGHT Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.937.3943 twright@loeb.com

Via Edgar

May 17, 2021

Mr. Geoff Kruczek Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp. Amended Registration Statement on Form S-1 Submitted April 27, 2021 CIK No. 0001846288

Dear Mr. Kruczek:

On behalf of our client, Global Consumer Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 11, 2021 (the “Staff’s Letter”) regarding the Company’s amended Registration Statement on Form S-1 (the “Registration Statement”) filed on April 27, 2021. Contemporaneously, an amended draft Registration Statement is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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Geoff Kruczek May 17, 2021 Page 2

Amendment No. 1 to Registration Statement on Form S-1 filed April 27, 2021

Initial Business Combination, page 7

1.	We note your disclosure here regarding possible extensions at the discretion of your insiders. Please disclose whether public shareholders will have redemption rights in connection with any such extension. Also, we note the statement "our insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for us to complete our initial business combination. To the extent that some, but not all, of our insiders, decide to extend the period of time to consummate our initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required." Please clarify whether the trust account will be funded in the amounts you disclose if only one or some insiders wish to extend the time to complete a business combination. For example, if only one of your insiders wishes to extend the time, can he or she unilaterally decide to extend and will he or she be responsible for the entire amount?

Response: The Company advises the Staff that the public shareholders will not be able to vote on or redeem their public shares in connection with any of the time extensions. Relevant disclosures on pages 7, 20, 74, 81, and 106 of the Amended S-1 have been revised to clarify this point. The Company has also revised the disclosures on pages 7, 20, 74, 81, and 106 of the Amended S-1 to clarify that only the Company’s sponsor can decide whether to extend the period of time to consummate the Company’s initial business combination. In addition, the sponsor will take full responsibility to deposit the entire amount required for the aforementioned time extensions.

Number and Terms of Office of Officers and Directors, page 92

2.	Your revisions in response to prior comment 2 state you will have 6 directors upon completion of this offering; however, only 5 individuals are listed in the table on page 90 and the disclosure that follows. Please revise or advise.

Response: The Company informs the Staff that there will be five directors upon completion of the Company’s initial public offering. They are Rohan Ajila, Gautham Pai, Art Drogue, Tom Clausen, and Denis Tse.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner

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A limited liability partnership including professional corporations